Exhibit 99.5

Seadrill Limited

(the “Company”)

PROXY FOR THE 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 17, 2024

I/We (insert name) ……………………………………………………………………………………………………………… (block letters) the holder(s) of (insert number of shares)………………………………………………common shares of the Company hereby appoint each of Ms. Julie Robertson (Chair of the Company’s Board of Directors (the “Board”)), Mr. Simon Johnson (Seadrill CEO), Mr. Martyn Svensen (Seadrill Vice President of Insurance) and Ms. Jennifer Panchaud (Attorney at Conyers Dill & Pearman Limited, Seadrill’s Bermuda Counsel), with the power of substitution to act as my/our proxy at the Annual General Meeting of Shareholders to be held at 10:00 AM, on April 17, 2024 at the Rosewood Hotel, 60 Tucker’s Point Dr., Hamilton Parish, HS 02 Bermuda (the “2024 Annual General Meeting”), or at any adjournment thereof, and to vote on my/our behalf as directed below.

I/We desire my/our votes to be cast on the resolutions to be proposed at the 2024 Annual General Meeting (as set out in full in the Notice of 2024 Annual General Meeting of Shareholders dated March 21, 2024 and the accompanying Proxy Statement (the “Proxy Statement”)) as indicated below.

	RESOLUTION		FOR	AGAINST	ABSTAIN
1.	To determine that the number of Directors comprising the Board be set at up to nine (9) Directors until the next annual general meeting of shareholders of the Company, or until such number is changed in accordance with the Bye-laws of the Company (the “Bye-laws”).		☐	☐	☐

2.	To re-elect, by way of separate resolutions, each of the following persons as Directors of the Company to serve until the Company’s next annual general meeting or until their respective offices are otherwise vacated in accordance with the Bye-laws.

	a.	Julie Robertson	☐	☐	☐

	b.	Jean Cahuzac	☐	☐	☐

	c.	Jan Kjærvik	☐	☐	☐

	d.	Mark McCollum	☐	☐	☐

	e.	Harry Quarls	☐	☐	☐

	f.	Andrew Schultz	☐	☐	☐

	g.	Paul Smith	☐	☐	☐

	h.	Jonathan Swinney	☐	☐	☐

	i.	Ana Zambelli	☐	☐	☐

3.	To approve the appointment of PricewaterhouseCoopers LLP to serve as the Company’s independent auditor for the financial year ending December 31, 2024 and serve until the close of the Company’s next annual general meeting thereafter, and to authorize the Board (acting through its Audit and Risk Committee) to determine the remuneration of PricewaterhouseCoopers LLP.		☐	☐	☐

4.	To approve the amended and restated bye-laws as set out in Appendix 2 attached to the Proxy Statement (the “A&R Bye-laws”) and adopt the A&R Bye-laws to be the bye-laws of the Company in substitution for and to the exclusion of all existing bye-laws of the Company.		☐	☐	☐

5.	To ratify, approve and confirm the interim remuneration paid to certain Directors of the Company from January 1, 2024 to the date of the 2024 Annual General Meeting and to approve the remuneration of the Directors for the period from the date immediately following the 2024 Annual General Meeting until the later to occur of December 31, 2024 and the date of the 2025 Annual General Meeting of Shareholders, in each case, as set out in Appendix 3 attached to the Proxy Statement.		☐	☐	☐

6.	To approve that an application is made by the Company to the Oslo Stock Exchange for the delisting of its common shares.		☐	☐	☐

Date ……………………………… Signature ………………………………………………

1.

To be valid this Proxy must be received by DNB Bank ASA, Registrars Department no later than 12:00 CET on April 15, 2024. The mailing address of DNB Bank ASA, Registrars Department is: DNB Bank ASA, Registrars Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway. Alternatively, this Proxy can be sent by e-mail to vote@dnb.no not later than the aforementioned date and time.

2.

If properly executed, the common shares of the Company represented by this Proxy (the “Shares”) will be voted by the proxy holder in the manner directed by the shareholder on this Proxy. The proxy holder shall also have discretion to vote the Shares for or against any amendments to proposals duly made at the 2024 Annual General Meeting or any postponement or adjournment thereof. If no direction is given, the Shares will be voted in favour of the proposals as recommended by the Board (including amendments thereto approved by the Board) when duly presented at the 2024 Annual General Meeting or any postponement or adjournment thereof. The proxy holder shall have discretion to vote the Shares on any other matters as may otherwise properly come before the 2024 Annual General Meeting or any postponement or adjournment thereof.

3.

This Proxy must be completed, signed and dated by the shareholder or an attorney validly appointed by the shareholder. If signed by an attorney pursuant to a power of attorney or other authority, a notarial certified copy of such power of attorney or authority must be returned with this Proxy in accordance with Note 1 hereof.

4.

Proxy holders are entitled to vote on a show of hands, or, if properly demanded in accordance with the Bye-laws, on a poll, at the 2024 Annual General Meeting or any postponement or adjournment thereof.

5.	The shareholder (or attorney) shall place an “X” in the box for each Resolution above, indicating the way in which their vote is to be cast.

6.

If the shareholder is a corporation or company, this Proxy should be signed either by a duly authorised officer or attorney (in accordance with Note 3 hereof) of such corporation or company or be completed under its common seal. If shares are held jointly, each joint holder shall sign their name.

7.

If the shareholder wishes to vote “for” or “against” or to “abstain” from voting on the appointment of one or more of the directors, the shareholder shall place an “X” indicating the director(s) for whom such shareholder is voting “for” or “against” or on whose appointment the shareholder is electing to “abstain” from voting, as the case may be, in the appropriate space(s).

8.	Any alterations to this Proxy should be initialed by the shareholder (or attorney).

9.	The completion and return of this Proxy will not preclude the shareholder from attending the 2024 Annual General Meeting and voting in person.

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